UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                             Atlantis Equities, Inc.
                        750 Lexington Avenue, 23rd Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 30, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Atlantis Equities, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            408,015
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    408,015
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      408,015
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.15%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nancy Ellin
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United State of America
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES                         -------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              408,015
EACH                           -------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH                           -------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      408,015
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      408,015
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.15%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

            Item 1.  Security and Issuer.

            The class of equity securities to which this statement relates is the common stock, par value .0001, (the "Common Stock") of Command Security Corp ("the Company"). The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed jointly by Atlantis Equities, Inc. ("Atlantis Equities") and Nancy Ellin (together, the "Reporting Persons").

            Atlantis Equities is a New York corporation and merchant banking firm whose principal business is located at 750 Lexington Avenue, New York, New York 10022. Nancy Ellin is the sole stockholder, officer and director and is Chairman of the Board of Atlantis Equities, and her present occupation is serving as such.

            (d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other Consideration.

            The shares of Common Stock and warrants relating to shares of Common Stock distributed to the members of GCM, Atlantis Equities and Galloway Capital Management LLC ("Galloway Capital") were distributed by GCM pro rata in accordance with (i) the members' capital contributions and (ii) with respect to those warrants distributed to Atlantis Equities and Galloway Capital, an agreement among the members regarding fees for investment banking services performed by those entities relating to the acquisition by GCM of shares of Common Stock.

            Item 4.  Purpose of Transaction.

            GCM has distributed all its shares of Common Stock held by it and all warrants relating to shares of Common Stock to its members, Atlantis Equities and Galloway Capital.

            Item 5.  Interest in Securities of the Issuer.

            (a) As of the date hereof, Atlantis Equities may be deemed to beneficially own an aggregate of 408,015 shares of Common Stock, representing approximately 5.15% of the outstanding shares of Common Stock.

            As of the date hereof, Nancy Ellin may be deemed to beneficially own an aggregate of 408,015 shares of Common Stock, representing approximately 5.15% of the outstanding shares of Common Stock.

            (b) Atlantis Equities and Nancy Ellin have shared voting power over and shared power to dispose of 408,015 shares of Common Stock, assuming exercise of warrants for the Company owned by Atlantis Equities.

            (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

            (d) Not applicable.

            (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            None.

            Item 7. Material to be Filed as Exhibits.

            Exhibit A:  Joint Filing Agreement

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2004




                                       /s/ Nancy Ellin
                                       --------------------------------------
                                       By:    Nancy Ellin
                                       Title: President, Atlantis Equities, Inc.

                                       /s/ Nancy Ellin
                                       --------------------------------------
                                       Nancy Ellin

                                    Exhibit A

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: September 14, 2004


                                       By: Nancy Ellin

                                       By: /s/ Nancy Ellin
                                          ---------------------------



                                       Atlantis Equities, Inc.



                                       By: /s/ Nancy Ellin
                                          ---------------------------
                                       Name:  Nancy Ellin
                                       Title: President